                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

        For the fiscal year ended December 31, 2002


                                       OR


[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

        For the transition period from __________ to ____________


                Commission file number 001-31342


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


             AMENDED AND RESTATED VERIDIAN RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              VERIDIAN CORPORATION
                      1200 South Hayes Street, Suite 1100
                           Arlington, Virginia 22202

                        VERIDIAN RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                        VERIDIAN RETIREMENT SAVINGS PLAN

                                Table of Contents

                           December 31, 2002 and 2001



                                                                                                                  PAGE


Independent Auditors' Report                                                                                        1

Statements of Net Assets Available for Benefits                                                                     2

Statements of Changes in Net Assets Available for Benefits                                                          3

Notes to Financial Statements                                                                                    4-11

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)                                                   12

                          INDEPENDENT AUDITORS' REPORT


To the Trustees
Veridian Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Veridian Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Veridian Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an Opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.


/s/ KPMG LLP


McLean, Virginia
June 30, 2003

                        VERIDIAN RETIREMENT SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2002 and 2001


                                    ASSETS                                              2002                2001
                                                                                  ------------------  ------------------
Investments at fair value:
    Shares of registered investment companies                                   $    291,547,602         320,790,003
    Units of pooled separate account                                                   1,461,357           1,961,047
    Veridian Corporation Stock Fund                                                   52,164,416          33,840,346
    Participant loans receivable                                                       5,680,916           5,407,856
                                                                                  ------------------  ------------------
                                                                                     350,854,291         361,999,252
Investments at contract value:
    Veridian Stable Value Fund                                                        35,914,526          34,987,573
    Vanguard Retirement Savings Trust                                                 12,246,533           7,047,283
                                                                                  ------------------  ------------------
                   Total investments                                                 399,015,350         404,034,108

Employer contributions receivable                                                      5,613,798           5,039,088
                                                                                  ------------------  ------------------
                   Net assets available for benefits                            $    404,629,148         409,073,196
                                                                                  ==================  ==================


See accompanying notes to financial statements.

                        VERIDIAN RETIREMENT SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2002 and 2001


                                                                                       2002                2001
                                                                                 -----------------   -----------------
Additions to net assets:
    Investment income:
       Net unrealized appreciation in Veridian Corporation Stock Fund,
          at fair value                                                       $     18,799,026                  --
       Net unrealized appreciation in fair value of units in pooled
          separate account                                                              56,592             124,862
       Interest and dividends on shares of registered investment
          companies                                                                  8,026,761          10,737,816
       Interest and dividends on shares in pooled separate
          account                                                                        5,664               5,669
       Gain on sale of units in Veridian Corporation Stock
          Fund                                                                         337,306                  --
       Interest on participant loans                                                   409,428             395,148
                                                                                 -----------------   -----------------
                                                                                    27,634,777          11,263,495

    Employee contributions                                                          25,844,658          23,819,524
    Employer contributions                                                          22,827,632          20,952,452
    Rollover contributions                                                           1,924,961           1,969,727
    Assets transferred from affiliated defined-contribution plans                           --         226,144,384
    Other additions                                                                     15,517                  --
                                                                                 -----------------   -----------------
                   Total additions                                                  78,247,545         284,149,582
                                                                                 -----------------   -----------------
Deductions from net assets:
    Net unrealized depreciation in fair value of shares in registered
       investment companies                                                         53,396,280          32,276,583
    Losses on sales of shares of registered investment companies                     5,295,520           4,263,145
    Net depreciation in Veridian Company Stock Fund, at
       estimated fair value                                                                 --           2,653,412
    Benefits paid to participants                                                   23,988,992          37,730,585
    Other deductions                                                                    10,801              12,885
                                                                                 -----------------   -----------------
                   Total deductions                                                 82,691,593          76,936,610
                                                                                 -----------------   -----------------
                   Net increase (decrease)                                          (4,444,048)        207,212,972
Net assets available for benefits:
    Beginning of period                                                            409,073,196         201,860,224
                                                                                 -----------------   -----------------
    End of period                                                             $    404,629,148         409,073,196
                                                                                 =================   =================


See accompanying notes to financial statements.

                        VERIDIAN RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(1)    DESCRIPTION OF PLAN

       The following description of the Veridian Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan covering substantially all employees of Veridian Corporation (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

              Effective January 1, 2001, the Company merged the Pacific-Sierra Pension Plan, the MRJ, Inc. Employees Retirement Savings 401(k) Plan, the Trident Data Systems, Inc. 401(k) Plan, the ERIM International, Inc. 401(k) Supplemental Retirement Plan, and the ERIM International, Inc. Retirement Plan (the "ERIM Plan") (collectively the "Former Plans") into the Plan. Participant contributions of the Former Plans were deposited into their respective plan through December 31, 2000. Effective January 1, 2001, participants of the Former Plans became eligible to participate in, and were enrolled in, the Plan.

              Effective September 24, 2002, the Company acquired 100 percent of the common stock of SIGNAL Corporation, now known as Veridian IT Services, Inc. (VITS). VITS maintains a separate salary deferral plan, the Veridian IT Services Division 401(k) Plan (formerly the SIGNAL Corporation 401(k) Plan) for its employees. The Company is planning for the merger of the Veridian IT Services Division 401(k) Plan during the second half of 2003.

       (b)    ELIGIBILITY

              Except for employees of VITS, substantially all employees are eligible to participate in the Plan on their initial hire date and may choose to start their income deferral at any pay period thereafter.

       (c)    CONTRIBUTIONS

              Effective January 1, 2001, participants could defer on a pre-tax basis between 0.5 percent and 16 percent of their annual compensation, or between 0.5 percent and 12 percent of their annual compensation if an employee of Veridian Systems Division, Inc.(VSD), a wholly-owned subsidiary of the Company. Participants could also make voluntary post-tax contributions in amounts ranging from 0.5 percent to 16 percent of their annual compensation. The combined amount of the pre-tax salary deferrals and the voluntary post-tax contributions was limited to 16 percent of a participant's annual compensation, and to 12 percent of annual compensation for those participants deemed to be highly-compensated participants, or for those participants who were employees of VSD. Participants could also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

                        VERIDIAN RETIREMENT SAVINGS PLAN

                           December 31, 2002 and 2001


              Effective January 1, 2002, participants may elect to defer on a pre-tax basis between 0.5 percent and 50 percent of their annual compensation. Participants may also make voluntary post-tax contributions in amounts ranging from 0.5 percent to 16 percent of their annual compensation, or from 0.5 percent to 12 percent of annual compensation for those participants deemed to be highly-compensated participants. Participants who are age 50 or older by each plan year end date have the opportunity to defer toward the annual catch-up contribution limits as outlined under the Economic Growth and Tax Relief Reconciliation Act of 2001. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

              The Company provides matching contributions equal to 100 percent of participants' pre-tax salary and voluntary post-tax contributions, up to a maximum of 3 percent of participants' compensation. Matching contributions are made quarterly to those participants who are actively employed on the last business day of the quarter, and are based on quarterly compensation, pre-tax salary deferral and voluntary post-tax contributions. The Company also provides quarterly profit sharing contributions of 3 percent to 6 percent of compensation to those participants actively employed on the last business day of the quarter. The Company also may elect to make an annual discretionary contributions based on annual financial results. Discretionary contributions are allocated to participants employed on the last day of the Plan year.

              Contributions are subject to certain limitations as imposed by the Plan and the Internal Revenue Service.

       (d)    PARTICIPANT ACCOUNTS

              The Plan establishes and maintains an account in the name of each participant to which contributions and net earnings are credited, and from which distributions are deducted.

              The allocation of net earnings or losses to each participant's account is based on the ratio of the valuation of the respective individual account balance to the valuation of all Plan account balances as of the valuation for each plan year. The amount of the benefit to which a participant is entitled is the amount provided from the participant's vested account.

       (e)    INVESTMENT OPTIONS

              The Plan allows participants to direct their contributions among several investment options, generally in registered investment companies. Employer contributions are invested in the same funds in which the participant has elected to invest deferral contributions. Participants may change their investment elections at any time. The Plan also allows participants to invest in common stock of the Company (the Veridian Company Stock Fund prior to the initial public offering of the Company's common stock, and the Veridian Corporation Stock Fund subsequent to the initial public offering). Prior to the initial public offering, employees could invest in Company stock during an annual stock fund exchange window, a period of two weeks each year during which participants purchase and sell, within the Plan, interests in the Veridian Company Stock Fund. Effective at the end of the customary lock-up period after the initial public offering, December 2, 2002, participants could purchase and sell on a daily basis Veridian common stock through the Veridian Corporation Stock Fund using their account balances in the Plan.

                        VERIDIAN RETIREMENT SAVINGS PLAN

                           December 31, 2002 and 2001


              The investments in the pooled separate account and the registered investment companies held by Teachers Insurance and Annuity Association - College Retirement Equities Fund (TIAA-CREF) represent investments transferred from the ERIM Retirement Plan. Plan participants are not permitted to direct any further contributions to or trade into these investments. Those participants with balances in the pooled separate account and the registered investment companies held by TIAA-CREF are permitted by the Plan to maintain such investments.



       (f)    PARTICIPANT LOANS RECEIVABLE

              Participants may borrow up to 50 percent of their vested account balance, up to a maximum loan balance of $50,000. The minimum loan as permitted by the Plan is $1,000. Loan terms range from one to five years unless the loan is used to purchase a primary residence. Upon termination, participants may elect to repay the loan before receiving a distribution of vested amounts, or recognize the balance as taxable income. Principal and interest is repaid ratably through payroll deductions. The loans are secured by the balance in the participant's account and bear interest at prevailing rates as determined by the trustee. Interest rates range from 5.75 percent to 10.50 percent.

       (g)    VESTING

              Prior to January 1, 2001, except for certain contributions made to plans merged into the Plan prior to January 1, 2000, participants were immediately vested in their pre-tax deferral and voluntary post-tax contributions, their allocated portion of performance based contributions and other discretionary contributions, employer matching contributions, and the earnings thereon.

              Effective January 1, 2001, participants vest immediately in all pre-tax salary deferral, voluntary post-tax, rollover and company matching contributions. Participants employed prior to January 1, 2001 also vest immediately in 100 percent of the Company's profit-sharing and discretionary contributions. Participants joining the Company on or after January 1, 2001 become 25 vested in profit-sharing and discretionary contributions upon 2 years of service, and continue to vest in 25 percent increments with each additional year of service.

       (h)    FORFEITURES

              Participants are 100 percent vested immediately in all participant and Company matching contributions made to the Plan. Profit-sharing and discretionary contributions vest as described in note 1(g) above. Any balances that were transferred into the Plan as result of a plan merger are subject to the vesting schedules originally applicable in the merged plan prior to its merger with the Veridian Retirement Savings Plan. Upon termination, non-vested balances are deemed to be forfeited to the Plan.

              Forfeitures may be used to reduce future Company contributions. At December 31, 2002 and 2001, forfeited non-vested accounts totaled $1,412,956 and $1,216,144, respectively. During

                        VERIDIAN RETIREMENT SAVINGS PLAN

                           December 31, 2002 and 2001


              2001, $798,640 of forfeitures were applied to reduce employer contributions. No forfeitures were applied to reduce employer contributions during 2002.

       (i)    PAYMENT OF BENEFITS

              Upon termination of services due to normal or early retirement, participants who are entitled to a distribution receive a lump-sum payment, regular installments, or a combination of both payments at retirement and regular installments thereafter.

       (j)    ADMINISTRATIVE EXPENSES

              Administrative expenses, other than investment fees, are paid by the employer and, accordingly, are not reflected in the accompanying financial statements.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The financial statements of the Plan are prepared under the accrual basis of accounting.

       (b)    INVESTMENT VALUATION AND INCOME RECOGNITION

              The Plan's investments are generally reported at fair value, except for benefit responsive investment contracts, which are reported at contract value.

              The mutual fund shares of registered investment companies are valued at the last reported sales price on the last business day of the fiscal year. Investments in the pooled separate account are reported at estimated fair value. Shares of the Vanguard Retirement Savings Trust and the Veridian Stable Value Fund, which invest primarily in investment contracts issued by insurance companies and banks, are recorded at contract value. The Plan's investment in the Prime Money Market Fund is valued based on the fair value of the underlying assets held in the fund. Participant loans receivable are valued at cost, which approximates fair value.

              At December 31, 2001, common shares of Veridian Corporation were not publicly traded, and there was no readily ascertainable market value for the Plan's investment in the Veridian Company Stock Fund at this date. The value of the Plan's investment in the Veridian Company Stock Fund during 2001, and through June 4, 2002, the date of the initial public offering of the Company's common stock, was determined by the Plan's Trustees, based on a variety of data including the results of an independent appraisal and other factors to determine the price that was most indicative of fair market value. Since June 4, 2002, the value of Plan's investment in the Veridian Corporation Stock Fund is based on the closing market price of the Company's common stock.

                        VERIDIAN RETIREMENT SAVINGS PLAN

                           December 31, 2002 and 2001


              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

       (c)    BENEFIT PAYMENTS

              Benefits are recorded when paid.

       (d)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes therein during the reported period. Actual results could differ from those estimates.

       (e)    RECLASSIFICATIONS

              Certain 2001 balances have been reclassified to conform to 2002 presentations.


(3)    INVESTMENTS

       The following summarizes the fair values of investments which exceed 5 percent of the Plan's net assets:

                                                                                          DECEMBER 31,
                                                                                   2002                 2001
                                                                             ----------------     ----------------

Interest in registered investments companies:
    Vanguard 500 Index Fund                                                     55,291,786           68,617,004
    Vanguard PRIMECAP Fund                                                          *                22,319,303
    Vanguard Prime Money Market Fund                                            20,825,751               *
    Vanguard Wellington Fund                                                    47,828,642           48,053,566
    Veridian Stable Value Fund                                                  35,914,526           34,987,573
    Veridian Corporation Stock Fund                                             52,164,416           33,840,346
    TIAA-CREF Stock Account                                                     21,919,938           29,270,464



       * Less than 5 percent of the Plan's net assets.

                        VERIDIAN RETIREMENT SAVINGS PLAN

                           December 31, 2002 and 2001


       The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                                 2002                2001
                                                                           -----------------   -----------------
Shares of registered investment companies
    and common collective trust                                         $      (58,691,800)        (36,539,728)
Units in pooled separate account                                                    56,592             124,862
Investment in Veridian Corporation Stock Fund                                    19,136,332         (2,653,412)
                                                                           -----------------   -----------------
                                                                        $      (39,498,876)        (39,068,278)
                                                                           =================   =================



(4)    INVESTMENT CONTRACTS

       The Plan invests in a guaranteed investment contract (the "Contract") with Aetna Life Insurance Company ("Aetna"). Aetna maintains the contributions in a collective trust, credits the account with earnings on the underlying investments, and charges it for Plan withdrawals.

       The contract is included in the financial statements at contract value as reported by Aetna. Contract value represents contributions made under the contract, plus earnings, less withdrawals. Crediting interest rates are determined at least quarterly and are based on returns on new investments, as well as the returns on past investments still held by the collective trust. The average yields for 2002 and 2001 were 2.82 percent and 4.41 percent, respectively. The contract value was $2,724,656 and $3,042,229 at December 31, 2002 and 2001, respectively.

       The Plan also invests in the Vanguard Retirement Savings Trust (the "Savings Trust"), a tax-exempt collective trust offered by the Vanguard Fiduciary Trust Company. The Savings Trust invests in fixed income investments, primarily investment contracts issued by high-quality insurance companies and banks. The Plan's investment in the Savings Trust of $45,436,403 and $38,992,627 at December 31, 2002 and 2001,
       respectively, is included in the financial statements at contract value. In determining contract value, Vanguard considers such factors such as the benefit-responsiveness of the investment contracts, the ability of the financial institution issuing the contract to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payments to Plan participants to be at amounts other than contract value.

       The Savings Trust pays a blended rate derived from the rates of its underlying investments. The average yields for 2002 and 2001 were 5.19 percent and 6.13 percent, respectively, and the effective yields at December 31, 2002 and 2001 were 4.72 percent and 6.06 percent, respectively. There are no reserves against contract value for credit risk of the various contracted parties with which the Savings Trust invests.

       The Veridian Stable Value Fund is comprised of a portion of the Plan's investment in the Savings Trust totaling $33,189,870 and $31,945,344 at December 31, 2002 and 2001, respectively, and the Plan's investment in the guaranteed investment contract with Aetna.

                        VERIDIAN RETIREMENT SAVINGS PLAN

                           December 31, 2002 and 2001


(5)    PARTY-IN-INTEREST TRANSACTIONS

       Certain Plan investments are managed by The Vanguard Group and TIAA-CREF. The Vanguard Group and TIAA-CREF are also trustees and custodians as defined by the Plan, and therefore, qualify as a party-in-interest to the Plan in regard to transactions related to these funds. The Plan also invests in the common stock of the Plan sponsor. Balances invested with parties-in-interest are as follows:

                                                                                     DECEMBER 31,
                                                                               2002                2001
                                                                         -----------------   -----------------
The Vanguard Group                                                      $    307,041,695         321,587,488
TIAA-CREF                                                                     34,128,323          43,198,418
Veridian Corporation Stock Fund                                               52,164,416          33,840,346
Plan Participants                                                              5,680,916           5,407,856




(6)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such manner as the Company may determine.


(7)    TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated September 16, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The plan sponsor believes that the Plan is currently being operated in compliance with the applicable provisions of the IRC and is therefore exempt from federal income taxes.


(8)    STOCK SPLIT AND INITIAL PUBLIC OFFERING

       On May 16, 2002, the Company affected a 1.33-for-1 stock split of the Company's class B common stock. The share amounts relating to the Veridian Corporation Stock Fund's interest in Class B common stock were restated to reflect the stock split. In addition, the Company affected the conversion of

                        VERIDIAN RETIREMENT SAVINGS PLAN

                           December 31, 2002 and 2001


       Class B common stock to common stock on a share-for-share basis. The stock split and conversion had no effect on the fair value of the Plan's investment in the Veridian Corporation Stock Fund.

       Also, effective June 4, 2002, the Company completed the initial public offering of 15,525,000 shares of its common stock.


(9)    SUBSEQUENT EVENT

       Effective June 9, 2003, the Company signed a definitive merger agreement with General Dynamics Corporation whereby General Dynamics will acquire the common stock of the Company for $35.00 per share in cash. Completion of the merger is subject to customary government approvals and approval of Company stockholders.

                        VERIDIAN RETIREMENT SAVINGS PLAN

             Supplemental Schedule H, Line 4(i) - Schedule of Assets

                             (Held at End of Year)

                             As of December 31, 2002


                                                        IDENTITY OF ISSUER, BORROWER LESSOR,                          CURRENT
IDENTITY OF PARTY INVOLVED                              OR SIMILAR PARTY                                               VALUE
-----------------------------------------------------   ------------------------------------------------------   ------------------
Investments in shares of registered investment companies:

   *     The Vanguard Group                             AIM Constellation Fund, A Shares                        $     3,170,545
   *     The Vanguard Group                             American Century Ultra Fund                                   5,514,962
   *     The Vanguard Group                             Baron Asset Fund                                              5,461,293
   *     The Vanguard Group                             Fidelity Contrafund                                           9,883,512
   *     The Vanguard Group                             Fidelity Dividend Growth Fund                                 5,725,901
   *     The Vanguard Group                             Janus Worldwide Fund                                          3,605,149
   *     The Vanguard Group                             Templetion World Class Fund, Class 1                          2,481,175
   *     The Vanguard Group                             Vanguard 500 Index Fund                                      55,291,786
   *     The Vanguard Group                             Vanguard Explorer Fund                                        1,685,890
   *     The Vanguard Group                             Vanguard Extended Market Index Fund                           4,660,367
   *     The Vanguard Group                             Vanguard International Growth Fund                           10,360,876
   *     The Vanguard Group                             Vanguard Prime Money Market Fund                             20,825,751
   *     The Vanguard Group                             Vanguard PRIMECAP Fund                                       19,429,890
   *     The Vanguard Group                             Vanguard ST Federal Fund                                      8,720,107
   *     The Vanguard Group                             Vanguard Total Bond Market Index Fund                        15,945,323
   *     The Vanguard Group                             Vanguard U.S. Growth Fund                                     7,850,487
   *     The Vanguard Group                             Vanguard Wellington Fund                                     47,828,642
   *     The Vanguard Group                             Vanguard Windsor Fund                                        12,964,364
   *     The Vanguard Group                             Vanguard Windsor II Fund                                     11,196,048
   *     The Vanguard Group                             Washington Mutual Investors Fund, Class A                     6,278,568
   *     TIAA-CREF                                      CREF Stock Account                                           21,919,938
   *     TIAA-CREF                                      CREF Global Equities Account                                  1,105,698
   *     TIAA-CREF                                      CREF Equity Index Account                                     1,072,818
   *     TIAA-CREF                                      CREF Growth Account                                           2,219,739
   *     TIAA-CREF                                      CREF Social Choice Account                                      121,541
   *     TIAA-CREF                                      CREF Bond Market Account                                      2,072,498
   *     TIAA-CREF                                      CREF Inflation-Linked Bond Market Account                       845,066
   *     TIAA-CREF                                      CREF Money Market Account                                     3,309,668
                                                                                                                 ------------------
                                                     Total investment in shares in registered
                                                        investment companies                                        291,547,602
                                                                                                                 ------------------

Investment in pooled separate account-

   *     TIAA-CREF                                      CREF Real Estate Account                                      1,461,357
                                                                                                                 ------------------

Investments in guaranteed investment contracts and collective trust:

   *     The Vanguard Group                             Veridian Stable Value Fund                                   35,914,526
   *     The Vanguard Group                             Vanguard Retirement Savings Trust                            12,246,533
                                                                                                                 ------------------
                                                     Total investments in guaranteed investment
                                                        contracts and collective trust                               48,161,059
                                                                                                                 ------------------

   *     Veridian Corporation                           Veridian Corporation Stock Fund, 2,440,388 shares            52,164,416
   *     Plan Participants                              Participant loans receivable, 5.75% to 10.5%                  5,680,916
                                                                                                                 ------------------
                                                     Total assets held for investment purposes                  $   399,015,350
                                                                                                                 ==================
   *        Denotes party in interest

         See accompanying independent auditors report

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                       VERIDIAN RETIREMENT SAVINGS PLAN




                                                       By:          /s/ James P. Allen
                                                            ----------------------------------------
Date: July 9, 2003                                                   James P. Allen
                                                                     Member, Veridian Retirement
                                                                     Savings Plan Benefit Committee


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